NO ACT

PE
1-25-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11005954

March 18, 2011

Stacy S. Ingram
Assistant Secretary & Senior Counsel -
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339


Received SEC
MAR 18 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-18-11

Re: The Home Depot, Inc.
Incoming letter dated January 25, 2011

Dear Ms. Ingram:

This is in response to your letter dated January 25, 2011 concerning the shareholder proposal submitted to Home Depot by John Malaspina. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Malaspina

*** FISMA & OMB Memorandum M-07-16 ***

March 18, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 25, 2011

The proposal requests the company to list the recipients of corporate charitable contributions or merchandise vouchers of $5,000 or more on the company website.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(7) as relating to Home Depot's ordinary business operations. In this regard, we note that the proposal relates to charitable contributions to specific types of organizations. Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



2455 Paces Ferry Rd. • Atlanta, GA 30339

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

January 25, 2011

Stacy S. Ingram
Senior Counsel – Corporate and Securities Practice Group

VIA E-MAIL (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc.
Shareholder Proposal Submitted by John Malaspina
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the intention of The Home Depot, Inc. (the "Company") to exclude from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Malaspina (the "Proponent"). In accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests confirmation that the Staff will not recommend enforcement action if the Company excludes the Proposal from its 2011 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the Commission prior to 80 calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission (on or about April 15, 2011); and

- concurrently mailed a copy of this letter to the Proponent (the Proponent did not provide a facsimile number or an email address) as notice of the Company's intent to exclude the Proposal from the 2011 Proxy Materials.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.


USA
Proud Sponsor

1922147v2

THE PROPOSAL

The Proposal states as follows:

Whereas, charitable contributions should enhance the image of our company in the eyes of the public. Increased disclosure of these contributions would serve to create greater goodwill for our Company. It would also allow the public to better voice their opinion on our corporate giving strategy. Inevitably, some organizations might be viewed more favorably than others. This could be useful in guiding our Company's philanthropic decision making in the future. Corporate giving should ultimately enhance shareholder value.

Resolved: That the shareholders request the Company to list the recipients of corporate charitable contributions or merchandise vouchers of $5,000 or more on the company website.

A copy of the Proposal and related supporting statement is attached to this letter as Exhibit A. There have been no additional communications between the Company and the Proponent with regard to the Proposal.

BASIS FOR EXCLUSION

While the Proposal itself is facially neutral with regard to the recipients of the Company's charitable contributions, the Proponent's statement in support of the Proposal particularly targets a single issue, in this case, the gay, lesbian, bisexual and transgender ("GLBT") community and organizations associated with it. Therefore, the Company respectfully requests the Staff to concur in its view that the Proposal may be excluded from the Company's 2011 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the ordinary business operations of the Company.

ANALYSIS

The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations, namely the Company's support of particular types of organizations through charitable contributions.

Under Rule 14a-8(i)(7), a proposal dealing with a matter relating to a company's ordinary business operations may be excluded from the company's proxy materials. According to Release No. 34-40018 (May 21, 1998) (the "Release") accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." In the Release, the Commission noted that the "policy underlying the ordinary business exclusion rests on two central considerations." The first relates to the subject matter of the proposal. According to the Release, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

In seeking to dictate to the Company particular types of organizations that he considers undeserving of the Company's charitable contributions, the Proponent implicates both of the above-described policy considerations of the ordinary business exclusion. Decisions as to the appropriate recipients of the Company's charitable contributions are ordinary business decisions made by management as part of its day-to-day operation of the Company and The Home Depot Foundation, a 501(c)(3) organization established to further the community-building goals of the Company by providing additional resources to assist nonprofit organizations. The ability to make such decisions is fundamental to management's ability to control the operations of the Company and, as such, is not appropriately delegated to shareholders. Shareholders, as a group, are simply not well-positioned to "micro-manage," through the proxy process, the decisions the Company makes with respect to charitable contributions on a daily basis in the diverse communities in which it conducts business.

The Staff has consistently taken the position that proposals that relate to contributions to specific types of organizations are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). See, *e.g., Target Corp.* (avail. March 31, 2010) (proposal requesting a feasibility study of concrete policy changes, including minimizing donations to charities that fund animal experiments); *PepsiCo, Inc.* (avail. Feb. 24, 2010) (proposal to prohibit the support of any organization that rejects or supports homosexuality); *Starbucks Corporation* (avail. Dec. 16, 2009) (proposal requesting a feasibility study of concrete policy changes, including minimizing donations to charities that fund animal experiments); *Pfizer Inc.* (avail. Feb. 12, 2007) (proposal requesting a report on the justification for the company's charitable contributions to certain scientific research programs that promote medical research and training using animals); *Wachovia Corp.* (avail. Jan. 24, 2005) (proposal recommending that the board disallow contributions to Planned Parenthood and other similar organizations) and other letters discussed below.

The Staff has historically looked at all of the facts, circumstances and evidence surrounding a shareholder proposal, including supporting statements, to determine whether a proposal is actually directed towards contributions to specific types of charitable organizations, as evidenced by the no-action letters cited below. As a result, even where a resolution itself is facially neutral, the Staff has consistently permitted the exclusion of proposals under Rule 14-8(i)(7) where the statements surrounding a facially neutral proposed resolution indicate that the proposal would serve as a shareholder referendum on donations to a particular type of charitable organization or group. See, *e.g., Johnson & Johnson* (avail. Feb. 12, 2007) (facially neutral resolution but a majority of the proposal's preamble and supporting statement referred to abortion and same-sex marriage); *Wells Fargo & Company* (avail. Feb. 12, 2007) (facially neutral resolution but preamble contained numerous references to homosexuality and Planned Parenthood) and *Schering-Plough Corporation* (avail. March 4, 2002) (facially neutral resolution but preamble and supporting statement contained numerous references to Planned Parenthood and references to boycotts of corporations that give money to Planned Parenthood).

The proposals in *Johnson & Johnson* and *Wells Fargo & Company*, using the same tactic employed by the Proponent, were attempts to disguise proposals aimed at a specific type of charitable contribution with a facially neutral resolution requesting the board to list charitable contributions on the company's website. In *Johnson & Johnson*, the proposal, although a facially neutral resolution similar to the one in the Proposal, contained the following statements in its preamble and supporting statement:

- "Whereas, our company has given money to charitable groups involved in abortion and other activities[;]"

- "Whereas, our company is the subject of a boycott by Life Decisions International [(an organization set up to challenge the agenda of Planned Parenthood worldwide)] because of certain charitable contributions[;]"

- "Whereas, mutual funds [that support pro-life and morally responsible causes] will not invest in our company because of contributions to certain groups[;]"

- "Whereas, some potential recipients of charitable funds promote same sex marriages[;]" and

- "In fact, some [money] has gone to Planned Parenthood...."

Similarly, in *Wells Fargo*, a facially neutral resolution was surrounded by a preamble and supporting statement with references to Planned Parenthood as well as "survey statistics and reports, concerning sexual practices, sexual orientation, religion, sexually transmitted diseases...." Finding these proposals to be related to the companies' "ordinary business operations (i.e., contributions to specific types of organizations)," the Staff concurred that these proposals could be omitted from the companies' proxy materials in reliance on Rule 14a-8(i)(7).

The Proposal itself appears to be facially neutral; however, when read with the Proponent's supporting statement, we believe the Proposal is merely a veiled attempt to conduct a shareholder referendum opposing the Company's interaction with organizations or groups that support the GLBT community. A majority of the Proponent's supporting statement refers to GLBT groups, related events or same-sex marriage, including the following references and assertions, among others:

- "a Gay Pride Festival;"
- "Gay Pride parades [which] often promote the joys of homosexual sex;"
- "the Seattle Gay and Lesbian Film Festival complete with gay porn movies, drag queens and cross dressers;"
- "[M]ost lesbian and gay groups actively promote same sex marriage [and] tens of millions of Americans object to same sex marriages;" and
- The initiation of a boycott of the Company by the American Family Association "prompted by our support of homosexual groups."

The Company believes that the well-established precedents set forth above support its conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). The Company is aware that the Staff has previously denied no-action requests for shareholder proposals containing facially neutral resolutions relating to charitable donations in which the companies argued that such proposals were actually directed to specific types of organizations. See, *e.g., PepsiCo Inc.* (avail. March 2, 2009) (denying exclusion of a proposal requesting a report on the company's charitable contributions and related information); *General Electric Company* (avail. Jan. 11, 2008) (same) and *Ford Motor Co.* (avail. Feb. 25, 2008) (denying exclusion of a proposal requesting the company to list the recipients of charitable contributions on its website).

The Company believes that the Proposal is clearly distinguishable from the proposals in the no-action requests cited in the immediately preceding paragraph in that the supporting statements to those facially neutral resolutions contained only minimal or isolated references to specific charitable causes (which in fact illustrated the neutral purpose of the proposal) and otherwise employed neutral language through the preambles and supporting statements. In contrast, the Proposal's supporting statement is predominantly comprised of statements and assertions targeting organizations and groups that support the GLBT community and same-sex marriage that have the collective effect of overshadowing the facially neutral request in the Proponent's underlying resolution.

For these reasons, we believe the Proposal, as stated in *Wells Fargo*, "simply represents the Proponent's campaign against homosexuality and [same-sex marriage] while masquerading as a facially neutral proposal on corporate transparency." As the Proposal's true intent is to target the Company's contributions to specific kinds of organizations and thus deals with a matter relating to the Company's ordinary business operations, the Proposal is excludable under Rule 14a-8(i)(7).

CONCLUSION

Based on the foregoing analysis, the Company believes that it may omit the Proposal from its 2011 Proxy Materials in reliance on paragraph (i)(7) of Rule 14a-8, and the Company respectfully requests that the Staff not recommend any enforcement action if the Company omits the Proposal from such proxy materials.

To facilitate transmission of the Staff's response to this request, my email address is stacy_ingram@homedepot.com and my facsimile number is (770) 384-5842. The Staff may wish to mail its response to the Proponent at the address indicated in Exhibit A as the Proponent did not provide a facsimile number or an email address for himself. If we can provide you with any additional information or answer any questions you may have regarding this subject, please do not hesitate to call me at (770) 384-2858. Thank you for your consideration of this request.

Very truly yours,



Stacy S. Ingram
Assistant Secretary & Senior Counsel -
Corporate and Securities Practice Group
The Home Depot, Inc.

cc: Mr. John Malaspina

Exhibit A

The Proposal

John Malaspina

*** FISMA & OMB Memorandum M-07-16 ***

November 12, 2010

Mr. Jack Vanwoerkom
Corporate Secretary
The Home Depot, Inc.
Building C-22
2455 Paces Ferry Road, NW
Atlanta, GA 30339

Dear Mr. Vanwoerkom:

I am a former employee of The Home Depot. I have continuously owned for over one year 420 shares of the company stock held in The Home Depot 401k plan administered by Hewitt. I intend to hold these shares through the time of the next annual meeting at which time I will present the following resolution:

Whereas, charitable contributions should enhance the image of our company in the eyes of the public. Increased disclosure of these contributions would serve to create greater goodwill for our Company. It would also allow the public to better voice their opinion on our corporate giving strategy. Inevitably, some organizations might be viewed more favorably than others. This could be useful in guiding our Company's philanthropic decision making in the future. Corporate giving should ultimately enhance shareholder value.

Resolved: That the shareholders request the Company to list the recipients of corporate charitable contributions or merchandise vouchers of $5,000 or more on the company website.

Supporting Statement

Current disclosure is insufficient to allow the Company's Board and shareholders to evaluate the proper use of corporate assets by outside organizations and how those assets should be used, especially for controversial causes. For example, while our company has given money to such seemingly non-controversial groups like Habitat for Humanity, it has also sponsored a Gay Pride Festival in Nashville and Gay Pride parades in Atlanta, Kansas City, Portland and San Diego. Gay Pride parades often promote the joys of homosexual sex, sometimes through simulated sex. Bizarrely, the Home Depot has even offered "Kid Workshops" at these events. In 2009 we sponsored the Seattle Gay and Lesbian Film Festival complete with gay porn movies, drag queens and cross dressers.

One film, "The Big Gay Musical" was a homosexual version of the biblical creation account. It is hard to imagine how millions of Muslims, Christians and Jews would not be insulted by this. The Home Depot logo was quite evident as a sponsor of the event.

Whether one approves or disapproves of homosexual sex, most lesbian and gay groups actively promote same sex marriage. Tens of millions of Americans object to same sex marriages.

Corporate charitable gifts come from the fruit of all of our employees labor and belong to all of the shareholders. The Home Depot should be respectful of the strongly held beliefs of these two important constituencies. In addition, the American Family Association, prompted by our support of homosexual groups, has initiated a boycott of our company that has already drawn the support of hundreds of thousands of a most important constituency: our potential customers.

Other charities, too numerous to mention, present their own unique challenges. Fuller disclosure would provide enhanced feedback opportunities from which our Company could make more fruitful decisions. Unlike personal giving, which can be done anonymously, corporate philanthropy should be quite visible to better serve the interests of the shareholders.

Sincerely,



John Malaspina